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17009015

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SEC Mail Processing Section

MAR 01 2017

Washington DC 410

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Albion Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Broadway, #904
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anish Vora, CEO — 212-715-8753
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 West Jackson Blvd, #2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anish Vora, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Albion Partners LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

See Attached Acknowledgement/Jurat

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

California All-Purpose Acknowledgment

A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of San Francisco) *ss.*

On February 27, 2017 before me, Trish Casey, Notary Public, personally appeared Anish M Vora, who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/s~~he/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under **PENALTY OF PERJURY** under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Trish Casey
Signature of Notary Public *LS*

TRISH CASEY
COMM. #2165929
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Oct. 20, 2020
PC01 PC01

Attached Loose Certificate, Acknowledgment for document:

Annual Audited Report

New Albion Partners, LLC

Notes to the Financial Statements

December 31, 2016

Table of Contents

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of New Albion Partners, LLC

We have audited the accompanying statement of financial condition of New Albion Partners, LLC (the "Company") as of December 31, 2016 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of New Albion Partners, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2017

New Albion Partners, LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	43,051
Deposit with clearing broker		500,000
Due from clearing broker		171,480
Commissions receivable, net of $24,000 allowance		150,747
Due from affiliate		11,001
Prepaid expenses and other assets		47,751
Total Assets	$	924,030
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	67,823
Accrued liabilities		28,202
Compensation payable		57,000
Commissions payable		30,083
Due to clearing broker		21,337
Due to affiliate		9,647
Total Liabilities	$	214,092
Member's Equity	$	709,938
Total Liabilities and Member's Equity	$	924,030

See accompanying notes.

New Albion Partners, LLC

Notes to the Financial Statements

December 31, 2016

1. Organization

New Albion Partners, LLC (previously Casey Professional Services, LLC) (the "Company") was originally formed as a corporation on November 14, 2001 and subsequently converted to a California limited liability company on July 1, 2004. The Company is a wholly owned subsidiary of Casey Securities, LLC ("Securities"). The Company is registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary business is that of a securities broker-dealer providing services to institutional customers.

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Accounts Receivable
The Company's receivables are due from various hedge funds and prime brokers under contractual agreements. The Company maintains an allowance for doubtful accounts that is based on a review of outstanding receivables, historical collection information and existing economic conditions. Past due receivables are reviewed by management and staff and written off based on the specific circumstances of the customer.

Commission Revenue
Brokerage commissions and related clearing and floor brokerage expenses are recorded on a trade date basis as securities transactions occur.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2013.

Research Fees
The Company earns fees from providing research analytics and data to customers. Research fees are recognized over the service period.

New Albion Partners, LLC

Notes to the Financial Statements

December 31, 2016

3. Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan which covers all employees who are over the age of 21 and have completed one year of service. The plan provides for matching employee contributions of 25% of the elective deferral which does not exceed 4% of compensation. Additionally, the plan allows for discretionary contributions by the Company which are determined annually by the management. Employer contributions vest over six years of service and employee contributions are always 100% vested. For the year ended December 31, 2016, the Company made no matching or discretionary contributions to the plan.

4. Risk Concentration

The Company's cash consists of cash held at a financial institution where it may, at times, exceed government insurance limits during the year. At December 31, 2016 the Company had no uninsured cash balance.

5. Deposit with Clearing Organization

The Company's clearing organization, Convergex, requires that it maintain at least $500,000 in cash deposits.

6. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

7. Employment Agreements

The Company has employment agreements with several of its key employees with provisions that the employees are entitled to payments under the agreement for commissions only after management has set aside the appropriate reserve amounts necessary to meet all regulatory and financial compliance requirements and any additional reserves management deems appropriate.

New Albion Partners, LLC

Notes to the Financial Statements

December 31, 2016

8. Related Party Transactions

The Company uses Securities, its parent company, to execute options orders. For the year ended December 31, 2016, execution fees charged by Securities were $18,646. The amount owed at December 31, 2016 of $3,764, is included in Due to affiliate on the Statement of Financial Condition.

Under an expense sharing agreement, Securities charges a monthly fee for administrative and other services provided to the Company. For the year ended December 31, 2016, the expense sharing overhead incurred by the Company was $50,881.

During the year ended December 31, 2016, Securities contributed $7,567 of its receivable from the Company as a capital contribution.

The Company uses Fog Equities, LLC ("Fog"), a company under common control, to execute stock orders and Fog charges for the services. For the year ended December 31, 2016, the Company was charged $9,354 for execution trades. The amount owed to Fog at December 31, 2016, of $2,119, is included in due to affiliate on the Statement of Financial Condition.

At December 31, 2016, Securities owed the Company $11,001 for various expenses; the amount is included in due from affiliate.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's net cap was $507,214 which exceeded the requirement by $407,214.

10. Subsequent Events

The Company has evaluated subsequent events through February 27, 2017, the date which the financial statements were available to be issued, noting no material events requiring disclosure except as noted below.

During the month of January, the Company had contributions totaling $50,000.

During the month of January, the Company was acquired by FCF Group Intermediate Holdings LLC ("FCF") from Securities, and the Company is now wholly owned by FCF.